November 17, 2020

Matthew Derby

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C.  20549

Re: Verde Bio Holdings, Inc.

Registration Statement of Form S-1

Originally Filed August 20, 2020

File No. 333-248196

Dear Mr. Kim:

We are in receipt of your comment letter dated October 28, 2020, regarding the Registration Statement (“Registration Statement”) on Form S-1 filed by Verde Bio Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Registration Statement (“Amended Registration Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note on page 18 you disclose your selling shareholders will sell their shares at $0.08 per share, but you indicate on pages 6-7 that they may sell their shares at prevailing market prices. Please be aware that your selling shareholders are unable sell their shares on an at-the-market basis until your common stock is quoted on an existing trading market such as the OTC Market Group, Inc.'s OTCQX or OTCQB. Since your common stock is currently only quoted by the OTC Pink, your selling shareholders must sell their shares under this offering at a fixed price until your common stock is listed on an exchange or quoted on markets such as the OTCQX or OTCQB. Please revise your disclosure accordingly, including specifying the fixed price your selling shareholders will offer their shares on your cover page and summary.

We have revised the disclosure to state that the selling shareholders may offer their shares at the price of $0.08 per share.

Consolidated Financial Statements, page F-1

2. Please update your financial statements to provide interim reports for the period ended

July 31, 2020. Further, please provide an updated auditor's consent.

We have updated our financial statements to include the period ended July 31, 2020 and an updated auditor’s consent.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.